

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

Via E-Mail
Mr. Christopher Reading
Chief Executive Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South, Suite 300
Houston, TX 77042

> **Re:** **U.S. Physical Therapy, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 11, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 7, 2014**
> **File No. 001-11151**

Dear Mr. Reading:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 37
Reports of Independent Registered Public Accounting Firm, pages 38-39

1. The final sentence of both reports refers to "..our report dated March 10, 2014" yet both reports are dated March 11, 2014. Please advise your independent accountant to clarify this apparent inconsistency or revise the reports.

Notes to Consolidated Financial Statements, page 44
Note 2. Significant Accounting Policies - Goodwill, page 45

2. We note your disclosure that your partnerships are aggregated to the operating segment
   level for the purpose of determining your annual goodwill test. This appears to be a
   change from the disclosure provided on page 42 of the Form 10-K for the year ended
   December 31, 2011 filed on March 9, 2012 which states that a reporting unit refers to the
   acquired interest of a single clinic or group of clinics and that you did not combine any of
   the reporting units for impairment testing in any year presented. Please provide us with a
   detailed discussion of how you determined your reporting units in accordance with the
   guidance in FASB ASC 350-20-35-33 through 35-37 and tell us how many reporting
   units you identified and tested for impairment.

Item 9A. Controls and Procedures, page 67
Management's Report on Internal Control over Financial Reporting, page 67

3. We note that your independent registered public accounting firm's report on page 39
   opines that management's assertion on the effectiveness of the Company's internal
   control over financial reporting excludes the internal control over financial reporting of
   ARC Rehabilitation Services, LLC acquired in December 2013. However, we note that
   that it does not appear that you identify this exclusion in your evaluation of the
   effectiveness of the internal controls over financial reporting. Please clarify or revise.

Form 10-Q for the Quarter Ended June 30, 2014

Financial Statements, page 3
Consolidated Statements of Net Income, page 4

4. We note that the adjustment for the revaluation of the redeemable non-controlling interest
   is being presented as a separate line item in your earnings per share reconciliation in
   Footnote 2 on page 13. It appears this amount is not being presented as an adjustment to
   net income attributable to common stockholders from continuing operations to be utilized
   in your earnings per share calculation. Please refer to the guidance in FASB ASC 480-
   10-S99-3A-22. Please provide us with a detailed discussion and cite the specific
   authoritative literature you utilized to determine that it is appropriate to exclude this
   adjustment from your basic and diluted earnings per share from continuing operations
   measures and present a separate earnings per share for this adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Angela Halac at 202-551-3531 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining